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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Pulte Homes, Inc.

(Name of Issuer)
Common Stock, Par Value Per Share $0.01

(Title of Class of Securities)
745867101

(CUSIP Number)
William J. Pulte
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647 – 2750

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 7, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 745867101

1	NAME OF REPORTING PERSONS Willam J. Pulte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		42,341,844

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,341,844

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,341,844

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 6 pages

Item 1. Security and Issuer
     The title of the class of equity securities to which this statement relates is Common Shares, par value per share $0.01 (“Common Shares”), of Pulte Homes, Inc., a Michigan corporation (“PHM”). The address of PHM’s principal executive offices is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.
Item 2. Identity and Background
     This statement is being filed by William J. Pulte, who is referred to in this Schedule as the “Reporting Person”. The Reporting Person’s present principal occupation or employment is Chairman of the Board of Directors of PHM. The Reporting Person’s business address is 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, Michigan 48304.
     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     The purpose of the filing is to report the grant to the Reporting Person of 125,000 restricted Common Shares on February 7, 2008, at a price per share of $14.57, under the Pulte Homes, Inc. 2004 Stock Incentive Plan, and to update the Reporting Person’s holdings to reflect gifts, grants of restricted Common Shares, stock splits and changes in outstanding Common Shares as a result of stock issuances and repurchases.
     The Reporting Person may, from time to time, acquire additional Common Shares (1) by the grant of additional restricted stock to him by PHM, (2) from time to time for investment purposes if market conditions are favorable, or (3) any combination of the foregoing. The Reporting Person may also dispose of some or all of the Common Shares that he beneficially owns, periodically, by public or private sale, gift, pledge or otherwise, including, without limitation, sales of Common Shares by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. In particular, the Reporting Person has been reviewing proposals for the sale of Common Shares pursuant to a prepaid forward sale contract in order to provide liquidity for personal transactions. The Reporting Person reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition of disposal is not in his best interests at that time.
     Other than as described above, the Reporting Person does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of PHM, (b) any extraordinary corporate transaction, such as a merger, reorganization or
Page 3 of 6 pages

liquidation, involving PHM or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of PHM or any of its subsidiaries, (d) any change in the present board of directors or management of PHM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in PHM’s present capitalization or dividend policy, (f) any other material change in PHM’s business or corporate structure, (g) any changes in PHM’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of PHM by any person, (h) causing a class of securities of PHM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of PHM’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
     (a) The number and percentage of shares of Common Shares beneficially owned by the Reporting Person as of date of the event which requires this filing are as follows:

Number (1)(2)(3)	Percent (4)
42,341,844	16.4%

 (1) Includes (i) 41,758,476 Common Shares that are owned by trusts of which the Reporting Person is the sole trustee, (ii) 120,000 Common Shares owned by the Reporting Person, (iii) 120,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 1, 2009, (iv) 100,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 5, 2010, (v) 125,000 restricted Common Shares owned by the Reporting Person that are scheduled to vest on February 7, 2011, and (vi) 123,630 Common Shares held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan.
 (2) 30,828,652 Common Shares owned by the Reporting Person are pledged as security for loans or guarantees of the Reporting Person.
 (3) Does not include 134,606 Common Shares owned by Karen Pulte, the Reporting Person’s wife, or 7,731 Common Shares held on behalf of Karen Pulte in the Pulte Homes, Inc. 401(k) plan, shares to which the Reporting Person disclaims beneficial ownership.
 (4) Based on the 257,529,174 Common Shares reported as outstanding as of February 7, 2008, as provided to the Reporting Person by PHM.
Page 4 of 6 pages

     (b) The Reporting Person has sole voting and investment power over the 42,341,844 Common Shares reported above as beneficially owned by him.
     (c) Other than the granting of the restricted Common Shares to the Reporting Person, as described above, and transactions in his 401(k) Plan account (as described below), no other transactions in PHM’s Common Shares have been effected by the Reporting Person during the past 60 days. From December 18, 2007 through February 5, 2008, 3,678 Common Shares have been allocated to the Reporting Person’s account under the Pulte Homes, Inc. 401(k) Plan to reflect adjustments and payroll contributions to such account. Such Common Shares were purchased for the account based on the then prevailing market price, ranging from $9.14 per share to $15.24 per share. In addition, on February 5, 2008, 4,158 Common Shares were distributed from the 401(k) Plan and are now held directly by the Reporting Person.
     (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Person owns 345,000 restricted Common Shares granted pursuant to the Pulte Homes, Inc. 2004 Stock Incentive Plan, and 123,630 Common Shares are held on behalf of the Reporting Person in the Pulte Homes, Inc. 401(k) Plan. 30,828,652 Common Shares are pledged as security for loans or guarantees of the Reporting Person.
Item 7. Material to be Filed as Exhibits
1.	Pulte Homes, Inc. 401(k) Plan (Incorporated by reference to Exhibit 4.3 of PHM’s Registration Statement on Form S-8, No. 333-115570)

2.	Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to PHM’s Proxy Statement dated March 29, 2004 and as Exhibit 4.4 of PHM’s Registration Statement on Form S-8, No. 333-123223)

3.	Form of Restricted Stock Award agreement under Pulte Homes, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10(p) of PHM’s Annual Report on Form 10-K for the year ended December 31, 2006)
Page 5 of 6 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008	/s/ William J. Pulte

William J. Pulte
Page 6 of 6 pages